# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lord Abbett Flexible Income Fund, CIK 0002005563
CUSIP: 000000000
Title of class of securities: Class I common shares of beneficial interest, no par value per share
Address of issuer's principal executive offices: 30 Hudson Street, Jersey City, New Jersey (NJ), 07302
Date of event which requires filing of this statement: 02/18/2025
Filed by CIK 0002012136
Persons authorized to receive notices and communications: Steven Grigoriou, Simpson Thacher & Bartlett LLP, 900 G Street, N.W., Washington, District Of Columbia (DC), 20001, 202-636-5500

## Reporting persons
- Apollo Principal Holdings A, L.P. (CIK 0001566433): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,990,000; sole dispositive power 0; shared dispositive power 7,500,000; aggregate amount beneficially owned 7,500,000 (75% of the class)
- Apollo Principal Holdings A GP Ltd (CIK 0001566491): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 4,990,000; sole dispositive power 0; shared dispositive power 7,500,000; aggregate amount beneficially owned 7,500,000 (75% of the class)
- APO Corp. (CIK 0002012136): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,990,000; sole dispositive power 0; shared dispositive power 7,500,000; aggregate amount beneficially owned 7,500,000 (75% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I common shares of beneficial interest, no par value per share
Name of issuer: Lord Abbett Flexible Income Fund
Address of issuer's principal executive offices: 30 Hudson Street, Jersey City, New Jersey (NJ), 07302

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons". This statement is filed on behalf of:

Apollo Principal Holdings A, L.P. ("Holdings"), a Delaware limited partnership with a principal business address of 9 West 57th Street, New York, NY 10019;

Apollo Principal Holdings A GP, Ltd. ("Holdings GP"), a Cayman Island exempt company with a principal business address of 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008; and

APO Corp. ("APO"), a Delaware corporation with a principal business address of 9 West 57th Street, New York, NY 10019.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A. Certain information regarding each director and executive officer of APO is set forth on Schedule I attached hereto as Exhibit 99.1.
Residence or business address: See Item 2(a) above.
Present principal occupation or employment: Holdings is the direct holder of the Class I common shares of beneficial interest, no par value per share (the "Common Shares") of Lord Abbett Flexible Income Fund (the "Issuer"). Holdings GP is the general partner of Holdings. The sole member of Holdings GP is APO. The principal business of Holdings is to act as a holding company. The principal business of Holdings GP is to act as the general partner of Holdings. The principal business of APO is to serve as the sole member of Holdings GP.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of each cover page of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Items 4, 5 and 6 hereof is hereby incorporated by reference into this Item 3.

On February 18, 2025, Holdings purchased 7,500,000 Common Shares for an aggregate purchase price of $75,000,000, or $10.00 per share. The Common Shares were paid for from Holdings' invested capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth under Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

All of the securities that are held directly by Holdings and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

This Schedule 13D is occasioned solely by the Reporting Persons' beneficial ownership of more than 5% of the presently outstanding Common Shares of the Issuer as a result of the investment described in the Item 3. The Reporting Persons' ownership as a percentage of the outstanding Common Shares may be deemed to have the resulting effect of changing or influencing the control of the Issuer, notwithstanding that the Common Shares of the Issuer beneficially owned by the Reporting Persons were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Issuer.

When permitted by applicable law, the Reporting Persons may dispose of some or all of their Common Shares, from time to time, by tendering such Common Shares for repurchase by the Issuer, depending on price, market liquidity, developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant.

Apollo Credit Management, LLC (the "Sub-Adviser") is the Issuer's investment sub-adviser and is a registered investment adviser with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. The Sub-Adviser is responsible for, among other things, investing and managing the portion of the Issuer's assets allocated to it, all subject to oversight by the Issuer's Board. Sub-Adviser is an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries and indirectly owned and controlled by APO.

Except as described herein, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of trustees of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of the Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference to this Item 5.

As of the date hereof, Holdings directly holds 7,500,000 Common Shares. Holdings GP is the general partner of Holdings. The sole member of Holdings GP is APO. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each Reporting Person expressly disclaims beneficial ownership of such Common Shares and any assertion or presumption that they and the other persons on whose behalf this statement is filed constitute a "group."

Calculation of the percentage of the Common Shares beneficially owned is based on 10,000,000 Common Shares outstanding as of February 18, 2025, as disclosed by the Issuer to the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Information set forth under Item 3 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Schedule 13D, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transactions in Common Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

Holdings has granted Lord, Abbett & Co. LLC an irrevocable proxy (the "Proxy"), with full power of substitution and resubstitution, to the full extent of the Holdings' rights with respect to the voting of any and all shares of the Issuer held by Holdings that is: (i) in excess of 50% of the outstanding shares of the Issuer, for so long as the Issuer has two shareholders; or (ii) in excess of 49.9% of the outstanding shares of the Issuer, if the Issuer has greater than two shareholders. Such Proxy shall remain in effect until such time as Sub-Adviser shall cease to serve as the sub-adviser to the Issuer. As of the date hereof, Holdings has granted Lord, Abbett & Co. LLC a Proxy for an aggregate of 2,510,000 Common Shares.

The foregoing summary of the Proxy does not purport to be a complete description of the terms and conditions of such Proxy, and such description is qualified in its entirety by reference to the full text of the Proxy, a copy of which is filed hereto as Exhibit B, and is incorporated herein by reference.

Except for the matters described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description
Exhibit 99.1 Schedule I: Executive Officers and Directors of APO Corp.
Exhibit A Joint Filing Agreement
Exhibit B Form of Irrevocable Proxy

## Signatures
- Apollo Principal Holdings A, L.P.: /s/ Kristin Hester, Kristin Hester, Vice President, Apollo Principal Holdings A GP, Ltd., its general partner (02/25/2025)
- Apollo Principal Holdings A GP Ltd: /s/ Kristin Hester, Kristin Hester, Vice President (02/25/2025)
- APO Corp.: /s/ Jessica Lomm, Jessica Lomm, Secretary (02/25/2025)